[Translation]

                                                                  April 21, 2009

To Whom It May Concern:
                                    Company Name:  Hino Motors, Ltd.
                                    Name and Title of Representative:
                                      Yoshio Shirai, President
                                    (Code Number: 7205 The first sections of the
                                      Tokyo Stock Exchange and the Nagoya Stock
                                      Exchange)
                                     Name and Title of Contact Person:
                                       Toshihisa Sakaki, General Manager,
                                        Corporate Communications Dept.,
                                        Corporate Planning Division
                                     Telephone Number: 03-5419-9320

                                     (The Parent Company of Hino Motors, Ltd.)
                                     Company Name:  Toyota Motor Corporation
                                     Name and Title of Representative:
                                       Katsuaki Watanabe, President
                                     (Code Number: 7203 Securities exchanges
                                       throughout Japan)

    Notice Concerning Amendments to the Forecasts for FY2009, Recognition of
    ------------------------------------------------------------------------
  Extraordinary Loss, Derecognition of Deferred Tax Assets and Distribution of
  ----------------------------------------------------------------------------
                     Dividends from Surplus (End of FY2009)
                     --------------------------------------

We, Hino Motors, Ltd. ("Hino"), hereby announce (i) amendments to the forecasts of consolidated and unconsolidated financial results for FY2009 (April 1, 2008 through March 31, 2009), previously announced on January 28, 2009, (ii) recognition of extraordinary loss and derecognition of deferred tax assets and
(iii) resolution not to distribute dividends from surplus (end of FY2009), as follows:

1. Amendments to the forecasts of consolidated financial results for FY2009 (April 1, 2008 through March 31, 2009)

                                                                    (Amount: million yen)
-------------------------- ------------ ------------ ------------ ------------ ------------
                                Net       Operating    Ordinary        Net      Net income
                              revenues     income       income        income     per share
                                                                                   (yen)
-------------------------- ------------ ------------ ------------ ------------ ------------
Previous forecasts (A)        1,100,000     -13,000      -23,000      -33,000       -57.65
-------------------------- ------------ ------------ ------------ ------------ ------------
New forecasts (B)             1,069,500     -19,400      -30,400      -61,800      -107.80
-------------------------- ------------ ------------ ------------ ------------ ------------
Amount changed
(B - A)                         -30,500      -6,400       -7,400      -28,800            -
-------------------------- ------------ ------------ ------------ ------------ ------------
% of change                        -2.8           -            -            -            -
-------------------------- ------------ ------------ ------------ ------------ ------------
(Reference)
Actual results for FY2008     1,368,633      45,889       41,035       22,178        38.65
-------------------------- ------------ ------------ ------------ ------------ ------------

2. Amendments to the forecasts of unconsolidated financial results for FY2009 (April 1, 2008 through March 31, 2009)

                                                                    (Amount: million yen)
-------------------------- ------------ ------------ ------------ ------------ ------------
                                Net       Operating    Ordinary       Net       Net income
                              revenues     income       income       income      per share
                                                                                   (yen)
-------------------------- ------------ ------------ ------------ ------------ ------------
Previous forecasts (A)          800,000     -21,000      -22,000      -29,000       -50.64
-------------------------- ------------ ------------ ------------ ------------ ------------
New forecasts (B)               776,100     -30,800      -33,100      -60,700      -105.85
-------------------------- ------------ ------------ ------------ ------------ ------------
Amount changed
(B - A)                         -23,900      -9,800      -11,100      -31,700            -
-------------------------- ------------ ------------ ------------ ------------ ------------
% of change                        -3.0           -            -            -            -
-------------------------- ------------ ------------ ------------ ------------ ------------
(Reference)
Actual results for FY2008     1,034,155      29,267       28,759        4,467         7.78
-------------------------- ------------ ------------ ------------ ------------ ------------

3. Reasons for the amendments

Due to a further downturn in the global markets for trucks and buses than it was expected as of the previous announcement, and due to the recognition of an extraordinary loss and the derecognition of deferred tax assets as set forth below, the forecasts of both consolidated and unconsolidated net revenues and profits for FY2009 are projected to decrease from the previously announced forecasts. (Unconsolidated financial results for FY2009 reflect not only the above reasons but also impairment losses on shares of a subsidiary in the United States below.)

4. Recognition of extraordinary loss

(1) Due to the decrease in sales resulting from the downturn in the markets in the United States, the financial conditions of a subsidiary in the United States deteriorated. Accordingly, Hino will recognize an extraordinary loss of 4.8 billion yen comprising the impairment losses on shares of such subsidiary on an unconsolidated basis for FY2009. Such recognition of an extraordinary loss will have no impact on consolidated profits.

(2) Hino had previously implemented the tax-qualified pension plan and the severance indemnity plan, but has instead implemented the defined contribution pension plan, the severance indemnity plan and the defined benefit pension plan since April 1, 2009. Hino will recognize an extraordinary loss of 2.8 billion yen comprising the losses associated with such change of plans on a consolidated and an unconsolidated basis for FY2009.

5. Derecognition of deferred tax assets

As a result of careful assessment of the likelihood of recognizing deferred tax assets, Hino decided to derecognize the portion unlikely to be recognized. Hino will recognize deferred income taxes (tax expenses) of 21.7 billion yen on a consolidated basis (17.4 billion yen on an unconsolidated basis).

6. Dividends from surplus (end of FY2009)

   ----------------------------------- --------------------------------------------------------------
                                                       Dividend per share (yen)
   ----------------------------------- --------------------------------------------------------------
   Record date                                End of         End of fiscal year         Total
                                          second quarter
   ----------------------------------- -------------------- -------------------- --------------------
   Previous forecasts                                    -    (Not decided)        (Not decided)
   (announced as of January 28, 2009)
   ----------------------------------- -------------------- -------------------- --------------------
   Dividend Resolved Today                               -                    0                    5
   ----------------------------------- -------------------- -------------------- --------------------
   Actual results for FY2009                             5                    -                    -
   ----------------------------------- -------------------- -------------------- --------------------
   (Reference)
   Actual results for FY2008                             5                    5                   10
   ----------------------------------- -------------------- -------------------- --------------------

Details of the decision

Based on recent business results, Hino resolved not to distribute dividends from surplus (end of FY2009) for the March 31, 2009 record date at a board of directors' meeting held today.


     (Note) The prospective figures for the financial results stated above are based upon information that is currently in Hino's possession and upon certain premises that Hino deems reasonable. Hino's actual future performance or other similar results could differ materially from those discussed above, due to various factors.